Mail Stop 4720

October 5, 2009

James A White
Chief Financial Officer
Superior Bancorp
17 North 20th Street
Birmingham, Alabama 35203

> **Re:**   **Superior Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 0-25033**

Dear Mr. White:

We have considered your response letter dated August 4, 2009 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the quarterly Period Ended June 30, 2009
Notes to the Condensed Consolidated Financial Statements (Unaudited)
Note 3 Investment securities, page 8

1.   We note your response to comment four from our letter dated July 27, 2009. Please provide the following so that we may better understand your impairment analysis.

   - Please identify all of the key assumptions used in the calculation of the present value of cash flows expected to be collected and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance. Specifically address the

following related to the assumptions used in your calculation of the present
value of cash flows expected to be collected:

- o Discount rate: tell us the discount rate used and how you determined
  it.

- o Deferrals and defaults:
  a. tell us in detail how you developed your estimate of future
     deferrals and defaults. Specifically tell us if and how you
     considered the specific collateral underlying each individual
     security and tell us whether you had different estimates of deferrals
     and defaults for each security
  b. tell us how you treat deferrals (e.g. – do you treat deferrals the
     same as defaults), and
  c. tell us the recovery rate used and how you determined it.

- • Please tell us how you considered information received after the balance sheet
  date but before you issued your financial statements in your other-than-
  temporary impairment analysis at December 31, 2008 and June 30, 2009.
  Specifically tell us if you received information regarding interest deferrals or
  defaults or credit rating downgrades and how this information affected your
  analysis at each period end.

2. Please identify the key differences between the cash flow analysis (or other
   valuation model) used to determine the fair value of your trust preferred securities
   and the cash flow analysis used to support your OTTI assessment for these
   securities as of each balance sheet date. Please provide objective evidence that
   reconciles the significant difference in the results between these two measures.

3. It is our understanding, based on our discussion held on September 30, 2009, that
   you used a discounted cash flow model to determine the fair value of your trust
   preferred securities as of June 30, 2009. Please tell us how you determined the
   discount rate used in your fair value measurements and how you were able to
   conclude that assumption is what market participants would use at June 30, 2009.
   To the extent that you have subsequently determined that amounts reported in
   your prior period financial statements were not an accurate reflection of the fair
   value of these securities, please revise your financial statements or provide us
   with an analysis supporting a conclusion that any adjustments to prior period
   financial statements would not be material.

4. Please provide us with a detailed description of the OTTI analysis you performed
   with respect to your investment in New South Capital Corp as of June 30, 2009.
   Please identify all of the evidence you considered, explain the relative
   significance of each piece of evidence, and identify the primary evidence on

James A. White
Superior Bancorp
October 5, 2009

which you relied to support your calculation of the credit loss expected on this investment. Specifically explain how you determined that there was **sufficient evidence** to support your assumption that the security would resume interest payments after the five year deferral period.

5.   Please tell us and revise to disclose in future filings the recovery rate used for banks that are deferring interest payments in the present value of expected cash flows related to your pooled and single-issuer trust preferred securities. If you use   different recovery rates, please explain in detail how you determine the rate to use and why you believe your methodology is appropriate.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

If you have any questions, please call me at (202) 551-3426 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Angela Connell
Reviewing Accountant